GALIANO GOLD ANNOUNCES AUDITOR CHANGE

Vancouver, British Columbia, April 17, 2023, Galiano Gold Inc. ("Galiano" or the "Company") (TSX: GAU; NYSE American: GAU) announced today that it has changed its auditors from KPMG (the "Former Auditor") to Ernst & Young (the "Successor Auditor").

The Former Auditor has resigned effective April 11, 2023. The board of directors of the Company (the "Board") have appointed the Successor Auditor effective April 11, 2023. The Company is grateful to KPMG for its past services to the Company.

There were no reservations in the Former Auditor's reports on any of the Company's audited financial statements, and no reportable events between the Company and the Former Auditor.

In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor (collectively, the "Reporting Package"), has been reviewed and approved by the Board and the Reporting Package has been filed on SEDAR.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, located in Ghana, West Africa, jointly owned with Gold Fields Ltd. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com